AB 12/10



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SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC - 4 2012 REGISTRATIONS BRANCH 02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-009528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL FUNDS INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16176 POINT BEVERLY COURT
(No. and Street)

MONTPELIER (City) VA (State) 23192 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY A. SHERIDAN (202) 293-1900
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, (Address) WASHINGTON, (City) DC (State) 20006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

CL 12/10

OATH OR AFFIRMATION

I, STANLEY A. SHERIDAN, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of MUTUAL FUNDS INVESTMENT COMPANY, INC., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

City/County of HANOVER
Commonwealth of Virginia
The foregoing instrument was acknowledged before me this 26th day of November 20 12
by Stanley A Sheridan
Yolanda Grace Johnson Notary Public

Yolanda Grace Johnson
Notary Public

Signature

Vice-President
Title

YOLANDA GRACE JOHNSON
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES APRIL 30, 2015
COMMISSION # 7504108

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2012

MUTUAL FUNDS INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
SEPTEMBER 30, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual Funds Investment Company, Inc.
Montpelier, VA

We have audited the accompanying statement of financial condition of Mutual Funds Investment Company, Inc. (the Company)at September 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mutual Funds Investment Company, Inc. at September 30, 2012, in conformity with auditing standards generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
November 26, 2012

MUTUAL FUNDS INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Cash and Cash Equivalents	$	7,833
Equity Mutual Funds at Market Value (Cost $113,197)		186,751
Accounts Receivable		425
Income Taxes Receivable – Current		957
Fixed Assets – Net		-
Total Assets	$	195,966

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	278
Income Taxes Payable - Deferred		14,784
Total Liabilities		15,062
STOCKHOLDERS' EQUITY		
Common Stock ($1 Par – 1000 Shares Issued, 750 Shares Outstanding)		1,000
Additional Paid-In Capital		25,334
Retained Earnings		289,910
Less: Treasury Stock (250 shares, at Cost)		(135,340)
Total Stockholders' Equity		180,904
Total Liabilities and Stockholders' Equity	$	195,966

NOTE 1 - ORGANIZATION

Mutual Funds Investment Company, Inc. (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 - ACCOUNTING POLICIES

Cash and cash equivalents include cash on deposit in banks and money market mutual funds.

The firm uses the accrual method of accounting.

Security transactions are recorded on settlement date. Equity mutual funds held as investments are carried at market value with the change in unrealized appreciation or depreciation included currently in operating income.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net unrealized gain on equity mutual funds held as investments is the only temporary difference at September 30, 2012.

NOTE 3 - CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the firm's ratio of "aggregate indebtedness", as defined, to "net capital", as defined, not exceed 15 to 1. At September 30, 2012, the firm's ratio of aggregate indebtedness to net capital was .002 to 1, and net capital was $136,509 as compared to the required minimum net capital of $5,000.

NOTE 4 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 5 - BUSINESS ACTIVITIES

During the period, the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customers' funds and any funds sent to the Company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The Company is therefore exempt from the customer reserve requirements of SEC Rule 15c3-3 under Section (k)(1).

NOTE 6 – CASH

At September 30, 2012, cash included $1 invested in the T. Rowe Price Summit Fund, a money market mutual fund.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted auditing standards requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 8 – DIVIDEND

During the year the Company paid a cash dividend of $76,089.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 26, 2012, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.